October 25, 2019

VIA EDGAR AND OVERNIGHT COURIER

Eric Mcphee

Jennifer Monick

Stacie Gorman

Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Q&K International Group Limited
Amendment No. 1 to Registration Statement on Form F-1
CIK No. 0001769256

Dear Mr. Mcphee, Ms. Monick, Ms. Gorman and Ms. Gowetski:

On behalf of our client, Q&K International Group Limited, a company incorporated in the Cayman Islands (the “Company”), we are filing herewith the amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed on October 7, 2019.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated October 16, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

October 25, 2019

The Company respectfully advises the Staff that it expects to commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects to request effectiveness of the Registration Statement on or around November 4, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

Securities and Exchange Commission

October 25, 2019

Registration Statement on Form F-1 filed October 7, 2019

Non-GAAP Financial Measures, page 14

1.

We note your response to our comment 2 and your revisions to your filing. Please consider further revisions to footnote (2) to your table to include balancing disclosure that such rent is a current operating cost and that you will pay such rent in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 89 and 102 of the Registration Statement.

General

2.

We note the revised disclosure on page 26 that the average duration of your promotional coupons is 8.5 months. We further note the disclosure on page 2 that your leases with tenants typically have a contracted lease term of 26 months, but tenants on average stayed in your rental units for 7.7 months. Please revise your disclosure in Management’s Discussion and Analysis to more specifically describe these promotional coupons, quantify such promotion amounts, clarify how the coupons are different from the discount for rental prepayment, and disclose whether such coupon amounts are excluded from the average monthly rental before discount for rental prepayment. Please also describe any trends associated with such promotional coupons and the length of tenant stays in your rental units.

The Company wishes to clarify that the “promotional coupons” previously described on page 26 of the registration statement on Form F-1 publicly filed on October 7, 2019 were essentially price adjustments from the Company’s proposed monthly price to the actual rental price for periods generally corresponding to the length of the applicable lock-in periods, which reflects the market conditions and negotiations with tenants. The same price adjustment is applied each month during the entire lock-in period. Therefore the Company considers it is part of the pricing strategy from a commercial perspective, rather than a discount, and has realized that “promotional coupon” is not the most accurate term to describe such price adjustments. There is no physical or electronic coupon given to the tenants and the actual rental price after price adjustment is the contractual price with the tenants. The average monthly rental or the average monthly rental before discount for rental prepayments are after such price adjustments (i.e., the price adjustments are excluded from the average monthly rental or the average monthly rental before discount for rental prepayments). The amounts and trends of the price adjustments are not key information to the Company’s measurement of its operating result and may cause confusion as it reflects only the Company’s pricing strategy adapted to change of market conditions. The Company also submits that the risks in relation to the impact from rental fluctuations on tenants turnover is already disclosed on page 20 of the Registration Statement and the previous description of “promotional coupons” on page 26 of the registration statement on Form F-1 does not provide additional material information and may cause confusion. As a result, the Company has removed the description of “promotional coupon” from the Registration Statement.

The Company also wishes to clarify that the discount for rental prepayment are in addition to, and unaffected by, the price adjustments the Company offers to tenants. Whether its tenants obtain the discount for rental prepayments or not is irrelevant to the application of these price adjustments.

The Company has disclosed the trends associated with the length of tenant stays in its rental units on page 154 of the Registration Statement.

Securities and Exchange Commission

October 25, 2019

3.

We note the graphics immediately following the cover page, including the statements “No. 1 Branded Long-Term Operator” and “12.1 Months Average Lock-in Period with Tenants.” Please revise to balance these statements and clarify that (i) “No. 1 Branded Long-Term Operator” refers to the largest number of available units and (ii) tenants on average stayed in your rental units for 7.7 months.

In response to the Staff’s comment, the Company has revised the artwork on the cover page of the Registration Statement.

Securities and Exchange Commission

October 25, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Guangjie Jin, the founder, chairman and chief executive officer of the Company, by phone at +86-21-6417-9625 or via e-mail at bill@qk365.com, or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-21-6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP